Exhibit 99.1

APAC Telehealth Leader MNDR Expects Revenue Growth in H12024 vs H12023

SINGAPORE, April 22, 2024 – Mobile-health Network Solutions (Nasdaq: MNDR) (“Mobile-Health” or the “Company”), a pioneering Asia-Pacific (“APAC”) telehealth provider, today provided financial guidance for our anticipated results on our six months ended December 31, 2023 (“H12024”).

The Company continues to experience tremendous demand for its telemedicine services. The average monthly telemedicine services provided during H12024 was about 119,000 per month, which was increased by approximately 98.3% during H12024 as compared to about 60,000 telemedicine services per month during the six months ended December 31, 2022 (“H12023”).

In line with the increase, the Company expects the revenue to be about US$6 million for H12024, an increase of approximately 100.0% compared to H12023 of about US$3 million.

Our Co-Chief Executive Officer Dr. Rachel Teoh Pui Pui, PBM  , Family Physician, commented: “Based on Frost & Sullivan analysis, the estimated penetration rate for telemedicine services in Singapore is only approximately 15% in 2023. Within Singapore, we expect continued strong growth as telemedicine gets increasingly adopted, amidst an aging population. Looking ahead, we will continue to invest in building our lead in this market, as well as exploring expansion geographically.”

Notes to Guidance

All guidance set forth in this press release is guidance as to our anticipated results. Our final numbers may differ from this guidance and will depend upon factors affecting performance. These numbers should not be relied upon, and our final numbers will be reported in our Form 6-K for the six months ended December 31, 2023, which will be filed with the SEC on or before June 30, 2024.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our reports filed by the Company with the SEC. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

About Mobile-health Network Solutions

Ranked #41 in Financial Times 2024 listing of 500 High-growth Asia-Pacific Companies, we are the first telehealth provider from the Asia-Pacific region to be listed in the US. Through our MaNaDr platform, we offer personalized and reliable medical attention to users worldwide. Our platform allows our community of healthcare providers to have a broader reach to users through virtual clinics without any start-up costs and the ability to connect to a global network of peer-to-peer support groups and partners. Our range of seamless and hassle-free telehealth solutions includes teleconsultation services, prescription fulfillment and other personalized services such as weight management programs and gender-specific care. For more information, please visit https://investors.manadr.com/.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to execute our strategies, manage growth and maintain our corporate culture; the Company’s future business development, financial conditions and results of operations; expectations regarding demand for and market acceptance of our products and services; changes in technology; economic conditions; the growth of the telehealth solutions industry in Singapore and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in Singapore and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Mobile-health Network Solutions specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For media inquiries, please contact:

Mobile-health Network Solutions Investor Relations Contact:

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

(+65) 6222 5223

Email: investors@manadr.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com